EXHIBIT 99.1

Lotus Technology Announces Delivery Updates of First Nine Months of 2024

NEW YORK, Oct. 17, 2024 (GLOBE NEWSWIRE) -- Lotus Technology Inc. (“Lotus” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its vehicle delivery results for the first nine months of 2024.

Lotus continues to achieve top-rate growth among traditional luxury car brands, delivering 7,543 vehicles1 in the first nine months of 2024, representing a year-on-year increase of 134%. Global allocation in terms of deliveries remained well-distributed, with Europe, China, North America and the Rest of the World regions each contributing about 20-35% of the total deliveries. In the third quarter of 2024, Emeya (GT, Sedan) was delivered to Europe, whilst Eletre (SUV) reached markets including the GCC, Japan and Korea.

In September, Lotus revealed Eletre Carbon, a high-performance variant tailored for the North America market with a starting price of $229,900. The deliveries of Eletre Carbon is expected to commence in the first half of 2025. Deliveries of bespoke and collection versions of both Eletre (SUV) and Emeya (GT, Sedan) also commenced in the third quarter.

In September, Lotus unveiled its visionary Theory 1 concept car, a groundbreaking model that redefines the future of driving with its cutting edge technology, bold design, and eco-friendly features.

Note 1: Invoiced deliveries, including commissioned deliveries in US market. The vehicle delivery numbers presented above are derived from reports submitted by our business units. These numbers may differ slightly from the vehicle delivery numbers recorded in the financial accounting and reporting systems to be announced by the Company.

About Lotus Technology Inc.
Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures
The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix C – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information
For investor inquiries
Demi Zhang
ir@group-lotus.com